Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Other Ratios
As of March 31, 2014
(Amounts in thousands except ratios)

Total Senior Secured Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The total senior secured debt to Adjusted EBITDA ratio is defined as consolidated senior secured debt less unrestricted cash divided by Adjusted EBITDA. The deduction for unrestricted cash is limited to $700 million.

Total senior secured debt less unrestricted cash	$(81,250)

Adjusted EBITDA (1)	$526,088

Total senior secured debt less unrestricted cash to Adjusted EBITDA ratio	(0.15)

(1) Adjusted EBITDA is defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Coal sales realization per ton: Coal sales realization per ton is defined as coal revenues divided by tons sold.

	Three Months Ended March 31,
	2014	2013

Revenues:
Coal revenues:
Eastern steam	$441,861	$489,044
Western steam	115,785	129,690
Metallurgical	395,174	521,655
Total	$952,820	$1,140,389

Tons sold:
Eastern steam	7,585	7,901
Western steam	9,447	9,953
Metallurgical	4,391	5,051
Total	21,423	22,905

Coal sales realization per ton:
Eastern steam	$58.25	$61.90
Western steam	$12.26	$13.03
Metallurgical	$89.99	$103.28
Average	$44.48	$49.79